

November 4, 2013

Via E-mail
Jeffery Brown, President
SIGMABROADBAND CO.
2690 Cobb Parkway
Suite A5
Atlanta, Georgia 33080

> **Re: SIGMABROADBAND CO.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2013**
> **File No. 333-191426**

Dear Mr. Brown:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your response to comment 1. Please revise the last paragraph on page 15 to comport with the restrictions on transferability under Rule 144(i) given your status as a shell company.

2.　　We note your response to comment 3. Please revise to include your response in the prospectus.

Consent filed as Exhibit 23.1

3.　　Revise to file a copy of your auditor's consent to the use of their audit report dated August 18, 2013.

Jeffery Brown, President
SIGMABROADBAND CO.
November 4, 2013
Page 2

Age of Financial Statements

4.   Please revise to include updated financial statements and other financial information as
        required by Rule 8-08 of Regulation S-X.

        You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Ivette Leon,
Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the
financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-
3310 or me at 202-551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        The Vazquez Law Firm
        Peter J. Vazquez, Jr., Esq.